May 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Eric Envall
Susan Block

Re:	Magic Empire Global Ltd

Request to Withdraw Registration Statement on Form F-1

Filed May 9, 2025

File No. 333-287146

Dear Mr. Envall and Ms. Block:

Magic Empire Global Limited (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-287146), initially filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Sze Hon, Johnson Chen at (852) 3577 8770.

Very truly yours,

/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer
Magic Empire Global Limited